November 20, 2023

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sasha Parikh, Vanessa Robertson

Re:	Apellis Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 21, 2023

Form 10-Q for the period ended September 30, 2023

Filed November 1, 2023

File No. 001-38276

Dear Ms. Parikh and Ms. Robertson:

This letter sets forth the response of Apellis Pharmaceuticals, Inc. (the “Company”) to the comments set forth the letter dated November 8, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on February 21, 2023 (the “2022 Form 10-K”) and the Company’s Quarterly Report for the quarter ending September 30, 2023 (the “Q3 2023 Form 10-Q”). The text of the Staff’s comments in the Comment Letter has been included below in bold type for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Research and Development Expenses, page 33

1.

You disclose that you have not provided program costs since inception because historically you have not tracked or recorded your research and development expenses on a program-by-program basis. Please tell us whether you currently track any of your research and development costs by program or indication. If so, provide disaggregated disclosure for each significant clinical trial for each period presented. If not, revise your disclosure to state the fact that you do not currently track clinical trial costs separately.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it tracks research and development expenses as either external research and development expenses or internal research and development expenses. External research and development expenses include clinical trial costs, contract manufacturing costs, research and innovation costs, pre-clinical study costs, device development costs, and other development costs that are either incurred for a specific clinical program or incurred for pre-clinical or early stage programs. The Company also incurs external research and development expenses related to general research and development costs that are not related to any specific program.

The Company’s internal research and development costs consist primarily of compensation and related personnel costs and other general research and development costs that support the entire research and development group and are not tracked by program. As such, the only research and development costs that the Company tracks by program are external research and development expenses incurred for a specific program.

In respect to the Staff’s comment, the Company will include a table similar to the following in the Management Discussion and Analysis of Financial Condition and Results of Operations section of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Commission commencing with its Annual Report on Form 10-K for the year ended December 31, 2023. The Company will also include narrative disclosure to accompany the table that will discuss the underlying reasons for material changes from period-to-period by line item.

“The following table summarizes our research and development expenses incurred during the years ended December 31, 2023 and 2022, together with the dollar increase or decrease and percentage change in those items:

(In thousands)	Year Ended December 31,				Change	Change
	2023		2022		$	%
Program-specific external costs:
PNH	$		$
IC-MPGN & C3G
ALS
CAD
HSCT-TMA
GA
Other development and discovery programs
Total program-specific costs
Non-program specific external costs
Unallocated internal costs
Compensation and related personnel costs
Other expenses
Total unallocated internal costs		—		—	—	—
Total research and development costs		—		—	—	—

Form 10-Q for the period ended September 30, 2023

Results of Operations for the Nine Months Ended September 30, 2023 and 2022

Cost of Sales, page 33

2.

You indicate that you have pre-FDA approved inventory on hand and that you expect this to continue to impact your cost of sales. Please quantify the remaining pre-FDA approved inventory as of September 30, 2023 and how long you expect this to continue to impact cost of sales. If material, please provide this disclosure in future filings, similar to your disclosure in the Notes to the Financial Statements in your Form 10-K for the period ended December 31, 2022 on page 127.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the remaining pre-FDA approved inventory as of September 30, 2023 was $20.7 million, which primarily consisted of raw materials. The Company will disclose the remaining amount of pre-FDA approved inventory in future filings.

Raw materials require a significant amount of further processing to be transformed into semi-finished goods or finished goods that can be used for either commercial purposes or research and development purposes. To the extent the Company uses the pre-FDA approved inventory for commercial purposes, the Company expects this would impact cost of sales. To the extent the Company uses the pre-FDA approved inventory for research and development, it would not impact cost of sales. The Company is not able to predict the amount of inventory that will be used for each purpose.

In addition, the Company’s raw materials are stable for 36 months from the date of manufacture, after which they can be retested, and, if the raw materials continue to be stable, may continue to be used in manufacturing after their initial shelf life ends. If the retest is not successful, such raw materials may be disposed of. Based on the Company’s past experience with successful raw material retesting after the 36 month period, it is unclear how long the pre-approved raw material inventory will last.

Given this uncertainty and the uncertainty as to whether the pre-FDA approved inventory will be used for commercial purposes or research and development purposes, the Company cannot assess when the inventory will be depleted or the scope of the impact of the pre-approved inventory on cost of sales. However, to the extent that cost of sales is impacted by the pre-approved inventory, the Company will continue to describe the impact in its description of cost of sales as it currently does.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require any additional information, please contact the undersigned by telephone at (617) 977-5705 or Jim Chopas, Vice President, Chief Accounting Officer of the Company at (617) 665-7702.

Very truly yours,

/s/ Timothy Sullivan
Timothy Sullivan
Chief Financial Officer

cc:	Cedric Francois, Apellis Pharmaceuticals, Inc.

Jim Chopas, Apellis Pharmaceuticals, Inc.

David Watson, Apellis Pharmaceuticals, Inc.

Stuart Falber, Wilmer Cutler Pickering Hale and Dorr LLP

Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP